March 18, 2014

GAMCO Asset Management Inc.
One Corporate Center
Rye, New York 10580
Attn: George Maldonado

Ladies and Gentlemen:

This letter constitutes the agreement (the "Agreement") between Materion Corporation (the "Company") and GAMCO Asset Management Inc. ("GAMCO"), with respect to the matters set forth below:

1.   Board Matters. The Company and GAMCO agree that:

A. The Company and the Company's Board of Directors (the "Board") will cause the slate of nominees standing for election, and recommended by the Board, at the 2014 annual meeting of shareholders of the Company (the "2014 Annual Meeting") to include (i) three incumbent directors (the "Incumbent Nominees"), being Joseph P. Keithley, N. Mohan Reddy and Craig S. Shular, and (ii) Edward F. Crawford (the "GAMCO Nominee") (collectively with the Incumbent Nominees, the "Nominees"). The Company agrees that if the GAMCO Nominee is unable to serve as a director, resigns as a director or is removed as a director prior to the expiration of his term, then GAMCO shall have the ability to recommend a substitute person(s) to serve as a director for the remainder of such term, provided that any substitute person recommended by GAMCO shall qualify as "independent" pursuant to the New York Stock Exchange ("NYSE") listing standards and have relevant financial and business experience to stand for election at the 2014 Annual Meeting or fill the resulting vacancy, as applicable. In the event that the Governance and Organization Committee of the Board (the "Governance Committee") does not accept a substitute person recommended by GAMCO, GAMCO will have the right to recommend additional substitute person(s) for consideration by the Governance Committee. Upon the acceptance of a replacement director nominee by the Governance Committee, the Board will take such actions as to nominate such replacement director nominee at the 2014 Annual Meeting or appoint such replacement director to the Board no later than 10 business days after the Governance Committee acceptance of such replacement director. Notwithstanding anything to the contrary in the foregoing, GAMCO's right to have a GAMCO Nominee or a substitute person nominated for election to the Board is limited to the 2014 Annual Meeting and its right to have a substitute person fill a vacancy created from the GAMCO Nominee no longer serving on the Board is limited to the term of office of the GAMCO Nominee that is scheduled to expire at the 2017 annual meeting of shareholders of the Company, and in either case such right shall terminate if GAMCO, together with its Affiliates and Associates (each as defined in Rule 12b-2 promulgated by the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934 (the "Exchange Act")), no longer continues to beneficially own (as defined under Regulation 13D under the Exchange Act) at least five percent of the Company's outstanding common shares.

B. GAMCO will, and will cause each of its Affiliates and Associates to, vote on an equal basis all common shares of the Company that it is entitled to vote at the 2014 Annual Meeting in favor of the election of each of the Nominees at the 2014 Annual Meeting.

C. The Company and the Board will authorize and direct the officers of the Company to prepare a binding proposal to the shareholders of the Company to be voted upon at the 2014 Annual Meeting to amend the Amended and Restated Code of Regulations of the Company such that Section 1701.831 of the Ohio Revised Code, which is a part of the Ohio Control Share Acquisition Act, will not apply to the Company.

D. Prior to the 2014 Annual Meeting, the Board will adopt a resolution that provides that it will not, without prior shareholder approval, authorize the issuance of any series of preferred stock for any defensive or anti-takeover purpose, for the purpose of implementing any shareholder rights plan or with features specifically intended to make any attempted acquisition of the Company more difficult or costly; provided, however, that the Board may authorize the issuance of preferred stock for capital raising transactions, acquisitions, joint ventures or other corporate purposes.

E. Prior to the 2014 Annual Meeting, the Board will adopt a position statement on shareholder rights plans that provides that: (i) if the Board adopts a shareholder rights plan, it will do so by action of the majority of its independent directors after careful deliberation and in the exercise of its fiduciary duties; (ii) the Board will seek prior shareholder approval of the plan unless, due to time constraints or other considerations, the majority of the independent directors determine in their sole discretion that it would be in the best interest of the Company and its shareholders to adopt the rights plan without first obtaining shareholder approval; and (iii) that if the Board adopts a rights plan without prior shareholder approval, the plan will expire on the first anniversary of its effective date, unless prior to such time the plan has been ratified by a vote of the Company's shareholders, which vote may exclude shares held by any potential acquiring shareholders.

F. The Company shall use commercially reasonable efforts to hold the 2014 Annual Meeting no later than May 17, 2014.

2. Withdrawal of Nominations; Termination of Proxy Solicitation. GAMCO has submitted to the Company notice by letter dated March 6, 2014 (the "Notice") of its intention to nominate two individuals for election to the Board at the 2014 Annual Meeting. GAMCO hereby withdraws these director nominations and the related Notice. Concurrently with the execution of this Agreement, GAMCO hereby agrees not to: (i) nominate any person for election at the 2014 Annual Meeting, (ii) submit any proposal for consideration at, or bring any other business before, the 2014 Annual Meeting, directly or indirectly; or (iii) initiate, encourage or participate in any "withhold" or similar campaign with respect to the election of directors at the 2014 Annual Meeting, directly or indirectly, and agrees not to permit any of its Affiliates or Associates to do any of the items in this Section 2. GAMCO agrees not to publicly or privately encourage or support any other shareholder to take any of the actions described in this Section 2.

3. Role of GAMCO Nominee. The Company agrees that the GAMCO Nominee, upon election or appointment to the Board, will be governed by the same protections and

obligations regarding confidentiality, conflicts of interest, fiduciary duties, trading and disclosure policies, and other governance guidelines, and will have the same rights and benefits, including with respect to committee consideration, insurance coverage, indemnification and contribution rights, exculpation, advancement of expenses, and compensation and fees, access to personnel and information as are applicable to all independent directors of the Company. So long as the GAMCO Nominee is a member of the Board, he will be eligible to serve on any committee or committees of the Board for which he indicates an interest and which the Board determines to be appropriate based on the knowledge and experience of the GAMCO Nominee. The GAMCO Nominee will be given the same consideration in this regard as any other independent director of the Company so long as the GAMCO Nominee is determined by the Board to be an "independent" director pursuant to the NYSE listing standards.

4. Indemnification. In connection with the GAMCO Nominee's indemnification rights, the Company agrees to pay all expenses (including reasonably attorney's fees) reasonably incurred by the GAMCO Nominee, who, at the time of such action, suit or proceeding, is a former director, to the same extent as if he or she was a present director of the Company.

5. Press Release. The Company and GAMCO shall consult with each other a reasonable time before issuing any press release or other written public announcement with respect to this Agreement; provided, however, that the Company or GAMCO may issue any such press release or make such written public statements and may make any regulatory filings as the Company or GAMCO determines in its sole discretion in good faith is required by law or the rules or regulations of the SEC, the Financial Industry Regulatory Authority, Inc., the New York Stock Exchange or other regulatory authorities.

6. Mutual Non-Disparagement. Subject to applicable law, each of GAMCO and the Company covenants and agrees that, through the 2014 Annual Meeting, or if earlier, until such time as the Company, on the one hand, or GAMCO, on the other hand, or any of the agents, subsidiaries, affiliates, successors, assigns, officers, key employees or directors of either the Company or GAMCO shall have breached this Section 6, neither it nor any of its respective agents, subsidiaries, affiliates, successors, assigns, officers, key employees or directors shall in any way publicly disparage, call into disrepute, defame, slander or otherwise criticize the other or such other's subsidiaries, affiliates, successors, assigns, officers (including any current officer of either or any of either's subsidiaries who no longer serves in such capacity following the execution of this Agreement), directors (including any current director of either or any of either's subsidiaries who no longer serves in such capacity following the execution of this Agreement), employees, shareholders, agents, attorneys or representatives, or any of their products or services, in any manner that would damage the business or reputation of such other, their products or services or their subsidiaries, affiliates, successors, assigns, officers (or former officers), directors (or former directors), employees, shareholders, agents, attorneys or representatives.

7. Specific Performance. Each of GAMCO and the Company acknowledges and agrees that irreparable injury to the other party to this Agreement would occur in the event any provision of this Agreement was not performed in accordance with its specific terms. It is accordingly agreed that GAMCO and the Company will each be entitled to specific enforcement

of, and injunctive relief to prevent any violation of, the terms of this Agreement, and in either case no bond or other security shall be required in connection therewith.

8.   <u>Governing Law; Entire Agreement</u>. This Agreement, and any claim arising out of, relating to or associated with this Agreement will be governed by and construed and enforced in accordance with the laws of the State of Ohio without reference to the conflict of laws principles or any other principle that could require the application of the laws of any other jurisdiction. This Agreement contains the entire understanding of the parties with respect to the subject matter hereof.

9.   <u>Further Assurances</u>. Each party hereto shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments and documents as the other party hereto reasonably may request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

10.   <u>Severability</u>. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid, but if any provision of this Agreement is held to be invalid or unenforceable in any respect, such invalidity or unenforceability shall not render invalid or unenforceable any other provision of this Agreement.

11.   <u>Expenses</u>. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

12.   <u>Third-Party Beneficiaries</u>. Nothing in this Agreement is intended to confer on any person other than the parties hereto, their respective successors and assigns or any person who becomes a party to this Agreement by way of joinder, any rights, benefits, remedies, obligations or liabilities under or by reason of this Agreement.

13.   <u>Counterparts</u>. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement, or caused the same to be executed by its duly authorized representative as of the date first above written.

MATERION CORPORATION

By:_____
Name:
Title:

Accepted and agreed:

GAMCO ASSET MANAGEMENT INC.



By:_____
Name: George Maldonado
Title: Director of Proxy Voting Services

IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement, or caused the same to be executed by its duly authorized representative as of the date first above written.

MATERION CORPORATION

By: _____
Name: Gregory R. Chemnitz
Title: Vice President and General Counsel

Accepted and agreed:

GAMCO ASSET MANAGEMENT INC.

By: _____
Name:
Title: